AMEX:ROY	NR 07-01
TSX:IRC	January 12, 2007

INTERNATIONAL ROYALTY COMPLETES

FIRST CLOSING ON PASCUA ROYALTY

DENVER, COLORADO – January 12, 2007 - International Royalty Corporation (AMEX: ROY, TSX: IRC) (the "Company"or “IRC”) reports that it has concluded the first of two closings on the Pascua royalty.  The first closing, for a cash price of US$11.4 million, covers approximately one third of the total royalty being purchased.  The purchase of the remaining interest for US$26 million is expected to close in late February, 2007.

The Pasqua royalty applies to the first 14 million ounces of gold produced from the Chilean portion of the deposit.  Independent consultants to Barrick Gold Corporation have reported that 80% of the orebody resides in Chile. Upon the second closing IRC could be obliged to make two one-time payments of US$4.0 million each if gold prices exceed US$550 and US$600 per ounce for any six-month period within 36 months after the mine begins pouring gold.  IRC also has an option to acquire up to 50% of royalty sellers’ proportional interests in the project’s upside potential (beyond the 14 million ounces of gold production) on the surrounding land position for an additional US$4.0 million.

In completing this purchase, the Company drew down US$4 million from a new US$20 million line of credit.  The line of credit was arranged with The Bank of Nova Scotia and has a two year term with annual renewals.  The facility is available for general corporate purposes including the acquisition of mineral royalty interests and is subordinate to the Company’s existing debentures.

Supplemental information on the Pascua royalty transaction will be available on the Company’s website at www.internationalroyalty.com.

International Royalty Corporation

International Royalty Corporation (IRC) is a global mineral royalty company. IRC holds over 60 royalties including an effective 2.7% NSR on the Voisey's Bay mine and a 1.5% NSR on more than 3.0 million acres of gold lands in Western Australia.

This press release has been reviewed by Nick Michael, a qualified person for the purposes of National Instrument 43-101.

On behalf of the Board of Directors,

INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver

Chairman and CEO

For further information please contact:

Jack Perkins, Investor Relations: (303) 991-9500

Douglas B. Silver, Chairman and CEO: (303) 799-9020

info@internationalroyalty.com

www.internationalroyalty.com

Renmark Financial Communications Inc.

Tina Cameron : tcameron@renmarkfinancial.com

Tel.: (514) 939-3989

www.renmarkfinancial.com

Some of the statements contained in this release are forward-looking statements, such as IRC's expectation that it will close the remaining interest in the Pascua royalty in late February, 2007.  Actual results and developments may differ materially from those contemplated by such forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate. Accordingly, readers should not place undue reliance on any forward-looking statements.